September 7, 2011

EDGAR CORRESPONDENCE
Securities & Exchange Commission
Division of Investment Management
450 5 th Street, NW
Washington, DC 20549

Re: Zazove Convertible Securities Fund, Inc. ("Registrant"), SEC File No. 811-09189

Ladies and Gentlemen:

This letter is being written on behalf of Registrant in response to comments received from the Securities and Exchange Commission (the "Commission") on a phone call on August 31, 2011 with regard to the Registrant's
December 31, 2011 Annual Report on Form N-CSR.

In connection with the Commissions comments, Registrant acknowledges the following:

Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dividend Reinvestment Plan
Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended (the "ICA") a closed end management investment company may forgo an annual amendment of its Form N-2 Registration Statement provided that it transmits certain information to its shareholders in its annual report to shareholders. Such information includes disclosures with regard to a dividend reinvestment plan as required in Item 10.1.e of Form N-2 (17 CFR 274.11a-1). While Registrant has included information with regard to its dividend reinvestment plan in its private placement memorandum that is delivered to prospective investors, it did not include disclosures with regard to its dividend reinvestment plan in its annual report. Beginning with the year ended December 31, 2011, Registrant will include in its annual report to shareholders the disclosures with regard to its dividend reinvestment plan as required in Item 10.1.e of Form N-2 (17 CFR 274.11a-1).

Fund Expense Disclosure
Registrant's annual report to shareholders includes a disclosure with regard to fund expenses. The disclosure includes a calculation of the "expenses paid during the period" assuming a $1,000.00 beginning account value. With regard to the calculation of the expenses paid during the period, a footnote states in part the following: "Expenses are equal to the Fund's annualized expense ratio, multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year divided by 365 (to reflect the one-half year period)." The Commission requested that the footnote be revised to include the actual number of
days that are used in the calculation.   Beginning with its annual report
for the year ended December 31, 2011, Registrant will include such number of days in the footnote.

Form N-CSR Item 9 Redemption Disclosure
The Commission pointed out an error in Item 9 regarding the imposition of redemption fees, which referenced the year 2004 rather than 2010.
Specifically, item 9 included a statement that there were "no redemption fees imposed during 2004". Please note that this was an inadvertent error and the intent was to state that there were no redemption fees imposed during 2010.

Registrant Classification as  a Non-Diversified Investment Company
Registrant's Form N-2 Registration Statement disclosed that Registrant would be classified as a non-diversified investment company under the ICA. Registrant's Form N-2 Registration Statement also states that although there is no formal procedure, Registrant intends to diversify its portfolio of investments in a variety of issuers and industries to the extent that it can practicably do so. The Commission commented that since Registrant has effectively operated as a diversified investment company under the ICA for multiple years, its classification should be revised to that of a diversified investment company. To this end, Registrant will report its classification as a diversified investment company on a going forward basis to its shareholders and in its filings with the Commission. Procedures will be implemented to ensure that Registrant maintains its status as a diversified investment company under the ICA.

Please contact the undersigned with any questions at (847)239-7100.

Sincerely,

Steven M. Kleiman
Secretary and Treasurer